Filed by L&F Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended.
Subject Company: L&F Acquisition Corp.
Commission File No. 001-39722

The following was issued on December 20, 2021.

L&F Acquisition Corp.
Page: https://www.lfacquisitioncorp.com/about/

Location on Page: Text at the Bottom of Page on Right of Building Image

Text Currently Reads: L&F Acquisition Corp. intends to consummate an initial business combination with one or more differentiated technology and services businesses in the Governance, Risk, Compliance and Legal industries with enterprise values of approximately $750 million to $2 billion.

Change Text To Read: L&F Acquisition Corp., a special purpose acquisition company, was formed to pursue a business combination with one or more businesses focused on technology and services in the risk and compliance sector. On December 20, L&F Acquisition Corp. announced that they have entered into a definitive agreement for a business combination that will result in ZeroFox, an enterprise software-as-a-service (Saas) leader in external cybersecurity, becoming a publicly traded company with an expected equity value of approximately $1.4 billion, assuming no redemptions. As part of the transaction, ZeroFox will acquire IDX, a leading digital privacy protection and data breach response services company, resulting in the creation of a cybersecurity provider addressing the full lifecycle of external cyber threats and risks for its customers. Upon closing of the transaction, the combined company will be renamed ZeroFox Holdings, Inc. and expects to be listed under the ticker symbol “ZFOX”.

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L&F Acquisition Corp.
Page: https://www.lfacquisitioncorp.com/news/

Press release linked to BusinessWire will be uploaded to the ‘News’ page on day of announcement at 6:00 am ET.

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Victory Park Capital’s LinkedIn Page

LinkedIn Copy: We are pleased to announce that ZeroFox [TAG], an enterprise software-as-a-service (Saas) leader in external cybersecurity, and L&F Acquisition Corp. (NYSE: LNFA), a special purpose acquisition company backed by Victory Park Capital, today announced that they have entered into a definitive agreement for a business combination that will result in ZeroFox becoming a publicly traded company.

As part of the transaction, ZeroFox will also acquire IDX [TAG], a leading digital privacy protection and data breach response services company. Together, IDX and ZeroFox will provide complete external threat protection capabilities and breach response services, a holistic offering for companies preparing for, or responding to, an external cyberattack. To learn more about the proposed transaction, please visit: https://lnkd.in/d_uY9rKV

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ZeroFox, Inc.'s LinkedIn Page

LinkedIn Copy: It’s another historic day at ZeroFox. Today we announced plans to become a public company, focused solely on identifying and eradicating external cyber threats. Read the full release for details on the business combination with L&F Acquisition Corp and the IDX acquisition https://lnkd.in/eVrDddUZ

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ZeroFox, Inc.'s Twitter:

Twitter Copy: It’s another historic day at ZeroFox. Today we announced plans to become a public company, focused solely on identifying and eradicating external cyber threats. Read the release on the business combination with L&F Acquisition Corp and the IDX acquisition http://ow.ly/S0vc50HftZE

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ZeroFox, Inc.’s Facebook

Facebook Copy: It’s another historic day at ZeroFox. Today we announced plans to become a public company, focused solely on identifying and eradicating external cyber threats. Read the full release for details on the business combination with L&F Acquisition Corp and the IDX acquisition http://www.zerofox.com/press-release/zerofox-announces-plan-to-become-publicly-traded

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ZEROFOX®
ANNOUNCES INTENT TO BECOME
PUBLICLY TRADED

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the business combination as described above (the “Business Combination”); the outcome of any legal proceedings that may be instituted against L&F Acquisition Corp. (“LNFA”), the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, Inc. (“ZeroFox”), ID Experts Holdings, Inc. (“IDX”) or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made. LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Business Combination and Where to Find It

LNFA intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of LNFA, in connection with the Business Combination and related matters. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

Participants in the Solicitation

LNFA, ZeroFox, IDX, JAR Sponsor, LLC and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from LNFA’s shareholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of LNFA, ZeroFox and IDX in the proxy statement/prospectus relating to the proposed Business Combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.